23002735

SEC Mail Processing SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 03 2023

Washington, DC

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SEC FILE NUMBER
8-41868

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLP Investment Services,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33335 Grand River Avenue
(No. and Street)

FARMINGTON	MICHIGAN	48336
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Lyon	248-489-0101	Heather@GLPwins.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Freedman & Goldberg, C.P.A.s, P.C.
(Name – if individual, state last, first, and middle name)

31150 Norhtwestern Hwy.,Suite 200	Farmingon Hills	Michigan	48334
(Address)	(City)	(State)	(Zip Code)

10/16/2003	381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Heather Lyon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLP Investment Services,LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA M. SAUVE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Feb. 17, 2027
Acting in the County of Oakland

Notary Public

Signature:

Title: Chief Operating Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GLP Investment Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on GLP Investment Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLP Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Freedman & Goldberg, C.P.A.s, P.C.

We have served as the Company's auditor since 2020.

Farmington Hills, Michigan
February 24, 2023

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$ 265,748
Commissions receivable	410,686
Prepaid licenses	52,769
NASD membership	45,380
Loan receivable - related party	231,199
Office equipment, at cost, less accumulated depreciation of $16,412	9,428
Total assets	**$1,015,210**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payables to commissioned agents	236,832
Accounts payable - trade	58,489
Total Liabilities	**$ 295,321**
Total Members' Capital	**719,889**
Total Liabilities and Members' Capital	**$ 1,015,210**

The accompanying notes to the financial statements are an integral part of the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1 - Nature of Business

GLP investment Services, LLC (the "Company) in a Michigan limited liability company that is registered with the Securities and Exchange Commission ("SEC") to conduct business as a broker-dealer of mutual funds and/or variable annuities only. The company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables from are stated at the amount management expects to collect from the outstanding balances. The Company does not require collateral or any other security to support the amounts due. Management believes that all commissions receivable as of December 31, 2022, are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2022.

NASD Membership

The NASD membership is deemed to have an indefinite useful life and recorded at cost. The company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment has occurred in 2022. 2022.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful live of the office equipment of five years. Depreciation expense for the year was $0. Management annually reviews office equipment to determine whether its carrying value has been impaired and no impairment was recorded in 2022.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, and its members are taxed on their proportionate share of Company's taxable income. Therefore, no provision or liability for federal income taxes have been included in the financial statements. It is expected the Company will declare distributions to the members in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state, and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of account receivable and estimate of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

Note 3 – New Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard requires organizations that have leased assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities that represent the rights and obligations created by those leases, respectively. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU requires both types of leases to be recognized on the balance sheet. The FASB has subsequently issued further ASU's related to the standard providing additional practical expedients and an optional transition method allowing entities to not recast comparative periods. The amendments in ASU No. 2016-02 are now effective.

The Company adopted the standard on January 1, 2020, using the optional transition adjustment method. As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The adoption of the new lease recognition standard did not have any impact on Company's assets, liabilities, equity, revenues, expenses, and disclosures.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term, liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

At December 31, 2022, cash of $126,394 was held in interest-bearing accounts at Huntington Bank and $151,870 at J.P. Morgan. The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC.

Note 5 - Commissions Receivable

The Company conducts business with several providers. Commissions receivable represent commission income generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. As of December 31, 2022, the Company held receivables from providers amounting to $410,686.

Note 6 - Related-Party Transactions

Companies related through common ownership and management share office space and office equipment. Pursuant to an agreement with the related companies, GLP Investments Services, LLC pays for support services and for its allocated use of the office space and equipment. The lease for the shared space expires in 2023 and it is not expected to be renewed. The Company entered into an expense sharing agreement with GLP & Associates, Inc., an affiliate, for shared expenses, which includes allocated expenses for offices and facilities. The agreement has an effective date of April 1, 2023. GLP Investments Services, LLC lent a related party $231,119. The loan is unsecured, non-interest bearing and is due on demand.

Note 7 - Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 1.0814 to 1. The Company had net capital at that date of $273,103, which exceeds the required net capital of $19,688 by $253,415. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(1).

Note 8 - Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and commissions receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, commissions receivable is considered subject to minimal risk as they were substantially collected subsequent to year-end.

Note 9 - Subsequent Events

The Company has evaluated subsequent event through February 24, 2023, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

GLP INVESTMENT SERVICES, LLC

TABLE OF CONTENTS
December 31,2022